SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 ______________

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                   (Mark One):

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997


                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from______ to______

                          Commission File Number 1-4085



                        POLAROID RETIREMENT SAVINGS PLAN
          _____________________________________________________________

                 (Full title of the plan; address is the same as
                         that of the issuer named below)



                              POLAROID CORPORATION
                              549 TECHNOLOGY SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
           ___________________________________________________________

             (Name of issuer of securities held pursuant to the plan
               and the address of its principal executive office)

                POLAROID RETIREMENT SAVINGS PLAN

   INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES



                                                                Page
                                                                -----



Report of Independent Accountants.............................. F-1


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits -
     as of December 31, 1997 and 1996 ......................... F-2


Statements of Changes in Net Assets Available for Benefits  -
     Years ended December 31, 1997 and 1996 ................... F-3

Notes to Financial Statements ................................. F-4


SUPPLEMENTARY SCHEDULES

Item 27a - Form 5500:
         Schedule of Assets Held for Investment Purposes -
                  as of December 31, 1997 ..................... F-18

Item 27d - Form 5500:
         Schedule of Reportable Transactions
                  Year ended December 31, 1997 ................ F-21




                         EXHIBIT INDEX


Exhibit 23     Consent of KPMG Peat Marwick LLP.

                           SIGNATURE


     Pursuant to the requirements of the Securities Exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                     POLAROID RETIREMENT SAVINGS PLAN
                     --------------------------------
                            (Name of plan)







June 22 , 1998              /S/  William J. O'Neill, Jr.
------------                   -------------------------
                                 William J. O'Neill, Jr.
                                 Chairman
                                 Fund Manager

                         Independent Accountants' Report
                         -------------------------------

The Board of Trustees
Polaroid Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Polaroid Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in the net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                /s/  KPMG Peat Marwick LLP


May 18, 1998

                        POLAROID RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1997 and 1996



            Assets                         1997         1996
                                          ------       ------

Investments (note 4)                  $ 955,999,600  539,321,614

Temporary cash investments                2,122,137       -
                                         ------------ -----------

                                        958,121,737  539,321,614

                                         ------------ -----------


Receivables:
 Accrued interest and dividends           1,303,502     1,148,251
 Due from investments sold                  268,849       427,639
                                          ----------   ----------


           Total receivables              1,572,351     1,575,890
                                         ----------   ------------


           Total assets                 959,694,088   540,897,504

                                        ------------  -----------

           Liabilities

Administrative fees payable                 162,002       195,917
Income distribution payable                 308,915       284,977
Payable for investments purchased             -           498,635
                                         -----------  ------------

           Total liabilities                470,917       979,529
                                        ------------  ------------

Net assets available for benefits      $ 959,223,171   539,917,975
                                      ============== ==============


                See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 1997 and 1996



                                           1997         1996
                                          ------       ------

Additions to net assets attributed to:
 Contributions:
   Employee 401(k) contributions     $ 16,277,982    15,149,739
   Employee voluntary contributions       572,510       683,884
   Rollover contributions                 657,291       612,842
                                        -----------   ----------

             Total contributions       17,507,783    16,446,465
                                       ------------ -----------

 Investment income:
   Dividends                           25,117,412    26,502,181
   Interest                             8,906,959     8,486,533
   Net appreciation in fair market
    value of investments (note 4)     114,476,177    27,730,850
                                      -------------  ------------


             Total investment income   148,500,548   62,719,564
                                       ------------  -----------


 Transfer from other plan (note 1)     302,029,729       -
                                      --------------  -----------

            Total additions            468,038,060    79,166,029
                                      -------------- -------------

Deductions from net assets attributed to:
 Benefit payments                       47,840,917    72,012,577
 Administrative fees                       891,947       860,456
                                      --------------  ------------


           Total deductions             48,732,864    72,873,033
                                      --------------  -----------

           Net increase in net assets  419,305,196     6,292,996

Net assets available for benefits:
 Beginning of year                     539,917,975   533,624,979
                                     --------------- ------------

 End of year                          $ 959,223,171  539,917,975
                                      ============== ============


                 See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1 )Plan Description

   The Polaroid Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by Polaroid Corporation (the "Company") covering substantially all domestic employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held in safekeeping under a master trust contract with the Trustee, Boston Safe Deposit and Trust Company. Fidelity Investments serves as the Plan record keeper and as a sub-trustee of the Plan assets. State Street Bank serves as the custodian and also a sub-trustee of the shares of Polaroid Corporation common stock held in the Polaroid ESOP Stock Fund and the Polaroid Common Stock Fund. The investment advisors for the Plan are Fidelity Investments, Merganser Capital Management Corporation, and Mellon Bank, N.A.

   Effective December 1, 1997, the Polaroid Employee Stock Equity Plan (the "ESOP") was merged with the Polaroid Profit Sharing Retirement Plan. In connection with the merger, the Polaroid Profit Sharing Retirement Plan was renamed the Polaroid Retirement Savings Plan. As required by the Plan, the ESOP account is separately maintained. The assets are currently maintained in the Polaroid ESOP Stock Fund.

   The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions:

       (a)  Employee 401(k) Contributions

            Employees may make elective pre-tax contributions of up to 14 percent of their pre-tax compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $160,000.

       (b)  Employee Voluntary Contributions

            Employees may voluntarily elect to make after-tax contributions of up to 10 percent of their compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $160,000.

       (c)  Participation and Vesting

            Employees become participants upon their first day of employment and are 100 percent vested in their accounts at all times.

       (d)  Benefits

            Participants with account balances over $3,500 can elect to have benefits paid in the form of a life annuity, a lump sum cash payment, periodic installments, or stock for the stock portion of the payment. Participants with accounts balances of $3,500 or less, will receive their benefits in the form of a lump sum cash payment.

                        POLAROID RETIREMENT SAVINGS PLAN

(1), Continued

       (e)  Administrative Expenses

            Administrative expenses are paid by the Plan unless the Company elects to pay them. In 1997 and 1996, this election was not made.

       (f)  Participant Loans

            Active employees of the Company who participate in the Plan are eligible to take a loan from their account balance. Participants may borrow up to 50% of their account balance, subject to a $1,000 minimum and $50,000 maximum loan amount. Loan balances are repaid through after-tax payroll deductions and interest is charged on outstanding loan balances at a rate of prime plus 1% (9.25% - 9.5% in 1997 and 8.25% - 8.5% in 1996).

       (g)  Related Party Transactions

            Certain Plan investments are shares of funds managed by Boston Safe Deposit and Trust Company or Fidelity Investments. Boston Safe Deposit and Trust Company is the trustee and Fidelity Investments is a sub-trustee as defined by the Plan, and therefore, these transactions qualify as party-in- interest.

       (h)  Participant Accounts

            A separate account is established for each participant at the time of enrollment in the Plan. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances. The participant's contribution is credited in accordance with the directions given by the participant in one or more of the following funds:

            Merganser Money Market Fund
            ---------------------------

            The Fund's goal is to obtain the highest level of current income possible, consistent with the preservation of capital and a stable share price. The Fund invests in the highest quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, certificates of deposit, and U.S. government obligations.

            Fidelity Retirement Money Market Portfolio
            ------------------------------------------

            The Fund strives to provide current income while maintaining a stable investment value. It invests in high quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit.

                        POLAROID RETIREMENT SAVINGS PLAN

(1), Continued

            Merganser Conservative Bond Fund
            --------------------------------

            The Fund's goal is to earn returns that exceed inflation over a market cycle with a low variability of returns and low risk of principal loss. The Fund will maintain an average maturity of less than three years and will invest in a diversified selection of fixed- income securities of investment grade quality. The Fund was formerly known as the Stable Income Fund.

            Fidelity Investment Grade Bond Fund
            ------------------------------------

            The Fund seeks a rate of current income consistent with reasonable risk. It invests in a broad array of fixed-income obligations that are primarily "investment grade" and of any maturity. "Investment Grade" refers to bonds rated with medium to high quality.

            Mellon/Merganser Balanced Fund
            --------------------------------

            The Fund is designed to provide long-term growth through interest and dividend income, plus appreciation from stocks. The Fund invests approximately 50% of its assets in a S&P 500(R) index, and 50% in high quality bonds.

            Fidelity Growth & Income Portfolio
           ------------------------------------

            The Fund seeks to provide long-term growth, current income, and growth of income consistent with reasonable risk through investment in mostly equity securities, from both the U.S. and abroad, that offer growth of earnings while paying current dividends.

            Fidelity Puritan(R) Fund
            -----------------------

            The goal of the Fund is to provide as much income as possible while preserving the value of the investments. The fund invests in high yielding U.S and and foreign securities, including those in emerging markets which may involve additional risks, common and preferred stocks as well as bonds of any quality or maturity .

            Mellon Common Stock Fund
            --------------------------

            The Fund is designed to provide long-term growth of capital through investment in companies that comprise the S&P 500(R).

            Fidelity Blue Chip Growth Fund
            -------------------------------

            The Fund seeks growth through investment in common stocks of well-known, established growth companies that are generally considered industry leaders.

            Fidelity Contrafund
            -----------------------

            The Fund is considered an aggressive growth fund and seeks to achieve its objective of long-term capital growth by investing primarily in common stocks from companies both in the U.S. and abroad, which the Fund's manager believes are undervalued or out of favor.

                        POLAROID RETIREMENT SAVINGS PLAN

(1), Continued

            Fidelity Magellan Fund
            ----------------------

            As an aggressive growth fund, the Fund attempts to achieve long-term capital growth through investment primarily in common and preferred stocks of all types of companies in the U.S. and abroad. The fund is limited to investing 20% of its holdings in Bonds with latitude as to quality level.

            Fidelity International Growth & Income Fund
            -------------------------------------------

            The Fund seeks both capital growth and current income through investment in companies who mostly operate outside the United States.

            Fidelity Overseas Fund
            ----------------------

            The Fund seeks capital growth through investment in common stock, convertible securities, and debt instruments of companies that have their principal business activity outside of the United States.

            Mellon Asset Managed Fund
            --------------------------

            The Fund strives for long-term growth through investments in stocks, bonds, and money market investments.

            Fidelity Asset Manager TM
           ---------------------------

            The Fund is designed to provide a high total return with reduced risk over the long term. It is an aggressively managed asset allocation fund with holdings in domestic and foreign stocks, bonds, and short term investments.

            Polaroid Stock Fund
            --------------------

            The assets of the Fund are invested in Polaroid Corporation common stock. Effective July 1, 1997, participants were allowed to contribute to this Fund. On December 1, 1997, this Fund was closed and the balances in participants' accounts were transferred to the Polaroid Common Stock Fund.

            Polaroid Common Stock Fund
            ---------------------------

            The Fund was established December 1, 1997. The assets of the Fund are invested in Polaroid Corporation common stock. Participants who are 55 or over may transfer amounts from this Fund into other funds.

            Polaroid ESOP Stock Fund
            -------------------------

            The Fund holds shares of Polaroid Corporation common stock that have been allocated to participants from 1988 to present. For participants who are at least 55 years of age and have ten or more years of participation in the Polaroid Employee Stock Equity Plan, the Company will gradually move shares from a restricted category into an unrestricted category within the Fund. This transfer allows the participant to retain the stock or transfer the asset to other investment options.

                        POLAROID RETIREMENT SAVINGS PLAN

(2) Summary of Significant Accounting Policies

       (a)  Basis of Presentation

            The accompanying financial statements have been prepared on an accrual basis. Benefits payable at year- end are not required to be accrued, as they are considered to be a component of the net assets available for benefits.

       (b)  Investments

            Investments are stated at fair market value. The fair market value of marketable securities is based on quotations obtained from national securities exchanges. Certain short-term obligations are valued at cost, which when combined with accrued interest receivable approximates fair market value. Participant loans are valued at cost which approximates fair market value.

            Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis and dividend income is recorded on the ex- dividend date.

            Net appreciation or depreciation of investments includes both realized and unrealized gains and losses.

       (c)  Payment of Benefits

            Benefits are recorded when paid.

       (d)  Reclassifications

            Certain amounts as of and for the year ended December 31, 1996, have been reclassified to conform with the presentation of the amounts as of and for the year ended December 31, 1997.

       (e)  Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

                        POLAROID RETIREMENT SAVINGS PLAN

(3) Federal Income Tax

   On September 12, 1995, the Internal Revenue Service (the "IRS") issued a Determination letter which stated that the Polaroid Profit Sharing Retirement Plan and its underlying Trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code. On August 9, 1995, the IRS issued a Determination letter which stated that the Polaroid Employee Stock Equity Plan and its underlying trust qualify under Section 401(a) of the Code, and therefore is exempt from federal income taxes under Section 501(a) of the Code. As discussed in note 1, these plans merged. However, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.


(4) Investments

   The following table presents investments at fair market value. Investments that represent 5 percent or more of the Plan's net assets are separately identified:

                                            1997           1996
                                           ------         ------

     U.S. Government and Agency
                     Obligations      $   7,546,482     8,001,109
     Certificates of Deposit                -             500,753
     Short-term Corporate Debt           37,571,155    57,573,980
     Long-term Corporate Debt            60,642,869    49,656,651
     Other Investments                    5,380,949     5,172,350
     Polaroid Corporation Common Stock  357,017,378    12,930,636
     Pooled Funds:
        Mellon Daily Opening Asset
             Allocation  Fund            96,440,549    85,166,644
        Mellon Daily Opening Stock
             Index Fund                  64,139,615    48,689,801
        Other pooled funds                5,051,992     3,208,286
      Mutual Funds:
        Fidelity Contrafund              56,504,983    47,035,438
        Fidelity Magellan (R) Fund       33,763,471    27,855,305
        Fidelity Puritan(R) Fund         37,545,028    31,292,301
        Fidelity Blue Chip Growth Fund 56,465,058 45,293,675 Fidelity Growth & Income
             Portfolio                   56,251,466    40,990,730
        Other mutual funds               69,866,761    64,419,257
      Participant Loans                  11,811,844    11,534,698
                                       ------------    ----------
             Total investments        $ 955,999,600   539,321,614
                                      =============   ===========

                        POLAROID RETIREMENT SAVINGS PLAN

(4), Continued

   Net appreciation (depreciation) in fair market value of investments for the years ended December 31, 1997 and 1996, is as follows:

                                                   1997        1996
                                                  ------      ------

      U.S. Government and Agency Obligations   $ 124,591       61,199
      Certificates of Deposit                      -          (13,750)
      Short-term Corporate Debt                   55,458      143,239
      Long-term Corporate Debt                   451,857     (255,829)
      Other Investments                          102,940      (14,778)
      Polaroid Corporation Common Stock       45,168,981   (1,291,483)
      Pooled Funds                            33,065,913   17,104,081
      Mutual Funds                            35,506,437   11,998,171
                                             -----------   -----------

       Net appreciation of investments     $ 114,476,177   27,730,850
                                            ============= ============


(5) Unit and Share Valuation

   Participants' accounts in the Polaroid Common Stock Fund and the Polaroid ESOP Stock Fund are maintained by the "share accounting" concept. Participant assets in the remaining funds are maintained on the "unit accounting" concept. Unit and share values and the total units and shares (in 000s) used in valuing participants' accounts for each quarter since December 31, 1996 are listed below.

                    Merganser Money      Fidelity Retirement
                     Market Fund         Money Market Portfolio
                 -------------------     -----------------------
                                     Unit                 Unit
                         Units       Value      Units     Value
                        --------    ------      ------     -------
   December 31, 1996      56,920   $1.00        26,225     $1.00
   March 31, 1997         54,610    1.00        26,336      1.00
   June 30, 1997          53,836    1.00        26,328      1.00
   September 30, 1997     52,122    1.00        25,449      1.00
   December 31, 1997      51,570    1.00        26,421      1.00


                     Merganser Conservative    Fidelity Investment
                          Bond Fund              Grade Bond Fund
                      --------------------     --------------------

                                    Unit                  Unit
                         Units      Value       Units     Value
                        --------    ------      ------   ------
   December 31, 1996      4,292    $11.69       1,251     $7.12
   March 31, 1997         4,103     11.77       1,233      6.96
   June 30, 1997          3,983     12.04       1,207      7.09
   September 30, 1997     3,793     12.29       1,351      7.20
   December 31, 1997      3,703     12.42       1,447      7.28




                     Mellon/Merganser         Fidelity Growth &
                     Balanced Fund            Income Portfolio
                     ------------------      -------------------
                                   Unit                   Unit
                        Units      Value       Units      Value
                       --------   -------      ------     ------
December 31, 1996         2,472    $14.38       1,334     $30.73
March 31, 1997            2,433     14.53       1,386      30.98
June 30, 1997             2,377     16.13       1,415      36.05
September 30, 1997        2,315     17.03       1,485      37.16
December 31, 1997         2,267     17.42       1,476      38.10


                       Fidelity                Mellon Common
                     Puritan(R) Fund             Stock Fund
                    ----------------           ---------------
                                  Unit                     Unit
                       Units      Value         Units      Value
                     -------    --------        ------    -------
December 31, 1996       1,815     $17.24       1,873      $16.40
March 31, 1997          1,806      17.34       1,894       16.83
June 30, 1997           1,851      19.32       1,904       19.74
September 30, 1997      1,884      19.54       1,987       21.23
December 31, 1997       1,937      19.38       1,995       21.80

                        POLAROID RETIREMENT SAVINGS PLAN

(5), Continued

                       Fidelity Blue Chip          Fidelity
                        Growth Fund                Contrafund
                      ----------------------     --------------------
                                    Unit                      Unit
                          Units     Value        Units        Value
                         -------    -------     ------        ------
December 31, 1996          1,386     $32.69       1,116       $42.15
March 31, 1997             1,376      32.69       1,158        40.85
June 30, 1997              1,353      38.16       1,113        46.11
September 30, 1997         1,417      39.79       1,110        51.61
December 31, 1997          1,431      39.46       1,212        46.63


                          Fidelity           Fidelity International
                        Magellan(R) Fund      Growth & Income Fund
                       -----------------     ---------------------

                                    Unit                     Unit
                          Units     Value         Units      Value
                        -------     ------        -----      -----
December 31, 1996           345     $80.65          304      $19.55
March 31, 1997              326      80.20          301       19.63
June 30, 1997               330      91.05          308       21.54
September 30, 1997          336      99.85          308       22.09
December 31, 1997           354      95.27          322       19.70




                              Fidelity               Mellon Asset
                            Overseas Fund            Managed Fund
                           ---------------         ------------------
                                      Unit                      Unit
                          Units       Value        Units        Value
                          ------      -----        ------       ------
December 31, 1996           289       $30.84        5,529      $15.45
March 31, 1997              303        31.83        5,328       15.63
June 30, 1997               336        35.80        5,188       17.58
September 30, 1997          331        36.69        5,022       18.79
December 31, 1997           326        32.54        4,949       19.67



                             Fidelity                     Polaroid
                          Asset ManagerTM                Stock Fund
                         -----------------            ---------------
                                      Unit                      Unit
                            Units     Value            Units    Value
                           ------     -----            ------  ------
December 31, 1996          876       $16.47             981    $13.25
March 31, 1997             849        16.33             950     12.15
June 30, 1997              831        18.03             919     16.99
September 30, 1997         817        19.01             898     15.73
December 31, 1997          870        18.35              -        -




                          Polaroid            Polaroid
                         ESOP Stock         Common Stock
                            Fund               Fund
                        --------------      --------------
                                Share                 Share
                       Shares   Value        Shares   Value
                       ------   -------      ------  ------
December 31, 1997       7,056  $ 48.68        277   $ 48.68

                        POLAROID RETIREMENT SAVINGS PLAN

(6) 5500 Reconciliation

   Under generally accepted accounting principles, benefits payable to participants represent a component of net assets available for benefits and not a liability of the Plan. Benefits payable to participants are, however, recorded as a liability of the Plan for Form 5500 filing purposes. A reconciliation of net assets available for benefits as of December 31, 1997 and 1996, presented in accordance with generally accepted accounting principles, as reflected in the accompanying financial statements and Form 5500, is as follows:

                                Net assets          Net assets
                                available           available
                                for benefits        for benefits
                                December 31, 1997   December 31, 1996
                                -----------------   ------------------

   Per accompanying
           financial statements  $ 959,223,171       539,917,975
   ESOP stock fund dividends
          payable at year end       (2,116,860)          -
                                 ---------------    -------------

           Per Form 5500         $ 957,106,311       539,917,975
                                 =============       ============

                                                Increase in net
                                                     assets
                                             available for benefits
                                               for the year ended
                                               December 31, 1997
                                             ---------------------

   Per accompanying
        financial statements                  $ 419,305,196

  ESOP stock fund dividends payable
        at December 31, 1997                     (2,116,860)
                                             ----------------------

           Per Form 5500                      $ 417,188,336
                                             =======================


(7) Plan Termination

   Although it has expressed no intent to do so, the Company has the right under the Plan to terminate the Plan. If the Plan were terminated, all participants would remain 100 percent vested in their accounts. Upon termination of the Plan, all accounts would be distributed to the participants or their beneficiaries.

                        POLAROID RETIREMENT SAVINGS PLAN

 (8) Plan Amendments

   The Plan may be amended at any time by the Company. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage on that account. In addition, notices of all amendments shall be given in writing to each participant, or beneficiary of deceased participants of the Plan.


(9) Subsequent Event

   Beginning January 1, 1998, the Company will contribute for each plan participant an amount equal to 3% of their annual compensation consisting of regular and overtime wages. These contributions will be invested according to each participant's investment instructions. Until the investment instructions have been established by the participant, these funds will be allocated into the Merganser Money Market Fund and the Fidelity Retirement Money Market Portfolio in approximately equal portions. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

   Also, beginning January 1, 1998, the Company will contribute for each plan participant, an amount equal to 5% of their annual compensation consisting of regular and overtime wages. These contributions will automatically be invested in participant balances of the Polaroid ESOP Stock Fund. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

                        POLAROID RETIREMENT SAVINGS PLAN

(9) Net Assets Available for Benefits by Fund as of December 31, 1997

                                                           Fidelity
                                         Merganser        Retirement
                                        Money Market     Money Market
                                            Fund           Portfolio
                                        -------------   ------------
Assets:
  Investments                         $   51,316,406      26,420,566
  Temporary cash investments                 -               -
                                         -----------      -----------
        Total investments                 51,316,406      26,420,566
                                         -----------      -----------

  Receivables:
     Accrued interest and dividends          715,667         -
     Due from investments sold                -              -
                                         ------------     -----------

        Total receivables                    715,667          -
                                         -----------      -----------

        Total assets                      52,032,073      26,420,566
                                         -----------      -----------

 Liabilities:
     Administrative fees payable             162,002          -
     Income distribution payable             300,354          -

                                         -----------      ----------
         Total liabilities                   462,356          -
                                         -----------      ----------
Net assets available for benefits     $   51,569,717      26,420,566
                                        =============    ============


                                                         Fidelity
                                         Merganser      Investment
                                        Conservative      Grade
                                         Bond Fund      Bond Fund
                                      --------------   -------------

Assets:
  Investments                           45,328,937        10,536,838
  Temporary cash investments                -                 -
                                        -----------      -----------
       Total investments                45,328,937        10,536,838
                                        -----------      -----------

  Receivables:
     Accrued interest and dividends        571,446            -
     Due from investments sold              88,462            -
                                        -----------       -----------
       Total receivables                   659,908            -
                                        -----------       -----------
       Total assets                     45,988,845        10,536,838
                                        -----------      -----------

Liabilities:
    Administrative fees payable              -                 -
    Income distribution payable              -                 -
                                         ----------       ----------

       Total liabilities                     -                 -
                                         -----------      -----------
 Net assets available for benefits       45,988,845       10,536,838
                                        =============    =============


                                                          Fidelity
                                                          Growth &
                                     Mellon/Merganser     Income
                                      Balanced Fund       Portfolio
                                     ---------------      ----------
Assets:
  Investments                         39,296,512          56,251,466
  Temporary cash investments               -                  -
                                     ------------        ------------
       Total investments              39,296,512          56,251,466
                                     ------------        ------------

Receivables:
   Accrued interest and dividends          8,092              -
   Due from investments sold             180,387              -
                                     -------------       ------------

       Total receivables                 188,479              -
                                     --------------      ------------
       Total assets                   39,484,991          56,251,466
                                     --------------      ------------
Liabilities:
    Administrative fees payable           -                  -
    Income distribution payable           -                  -
                                     -------------       ------------

       Total liabilities                  -                  -
                                     -------------       ------------
Net assets available for benefits     39,484,991          56,251,466
                                     =============       =============




                                       Fidelity             Mellon
                                       Puritan(R)           Common
                                        Fund               Stock Fund
                                    ---------------       -----------
Assets:
  Investments                          37,545,028          43,478,140
  Temporary cash investments                -                 -
                                      ------------         ----------
       Total investments               37,545,028          43,478,140
                                      ------------         ----------

Receivables:
   Accrued interest and dividends          -                    8,297
   Due from investments sold               -                     -
                                      ------------         -----------
       Total receivables                   -                    8,297
                                      ------------         -----------

       Total assets                    37,545,028           43,486,437
                                      -------------        ------------

Liabilities:
    Administrative fees payable              -                  -
    Income distribution payable              -                  -
                                      -------------         ------------

       Total liabilities                      -                 -
                                      -------------         ------------
Net assets available for benefits      37,545,028            43,486,437
                                      =============         =============






                                         Fidelity
                                        Blue Chip
                                          Growth
                                           Fund
                                        ---------
Assets:
  Investments                            56,465,058
  Temporary cash investments                -
                                         -----------
       Total investments                 56,465,058
                                         -----------
Receivables:
    Accrued interest and dividends          -
    Due from investments sold               -
                                         -----------
       Total receivables                    -
                                         -----------
       Total assets                      56,465,058
                                         -----------

Liabilities:
    Administrative fees payable             -
    Income distribution payable             -
                                         ----------


       Total liabilities                    -
                                        -----------

Net assets available for benefits        56,465,058
                                        ============





                                                                 (continued)

                        POLAROID RETIREMENT SAVINGS PLAN

(9)  Net Assets Available for Benefits by Fund as of
     December 31, 1997, (continued)


                                                          Fidelity
                                        Fidelity          Magellan(R)
                                        Contrafund          Fund
                                       -----------        ----------
Assets:
  Investments                        $  56,504,983         33,763,471
  Temporary cash investments                -                   -
                                        -----------        -----------
       Total investments                56,504,983         33,763,471
                                        -----------        -----------

Receivables:
    Accrued interest and dividends           -                   -
    Due from investments sold                -                   -

                                        -----------        -----------
        Total receivables                    -                   -
                                        -----------        -----------

        Total assets                    56,504,983         33,763,471
                                        -----------        -----------

Liabilities:
    Administrative fees payable               -                   -
    Income distribution payable               -                   -
                                        -----------         -----------


        Total liabilities                     -                    -
                                        -----------         -----------

 Net assets available for benefits   $   56,504,983         33,763,471
                                       =============        =============



                                         Fidelity
                                        International       Fidelity
                                        Growth &            Overseas
                                        Income Fund           Fund
                                        -----------        ----------
Assets:
  Investments                             6,340,591         10,606,318
  Temporary cash investments                  -                 -
                                         -----------        -----------
       Total investments                  6,340,591         10,606,318
                                         -----------        -----------

Receivables:
    Accrued interest and dividends            -                 -
    Due from investments sold                 -                 -
                                         -----------        -----------

       Total receivables                      -                 -
                                         -----------        -----------
       Total assets                       6,340,591          10,606,318
                                         -----------        -----------

 Liabilities:
    Administrative fees payable               -                 -
    Income distribution payable               -                 -
                                         -----------        -----------

        Total liabilities                     -                 -
                                         -----------        -----------
Net assets available for benefits         6,340,591          10,606,318
                                        =============      =============




                                          Mellon            Fidelity
                                        Asset Managed        Asset
                                           Fund             ManagerTM
                                        -----------         ----------
Assets:
  Investments                           97,353,616          15,962,448
  Temporary cash investments                -                    -
                                        -----------         -----------
         Total investments              97,353,616          15,962,448
                                        -----------         -----------

Receivables:
    Accrued interest and dividends          -                     -
    Due from investments sold               -                     -
                                        -----------         -----------


         Total receivables                  -                      -
                                       -----------          -----------
         Total assets                   97,353,616          15,962,448
                                       -----------          -----------


Liabilities:
   Administrative fees payable              -                     -
   Income distribution payable               8,561                -
                                        -----------          -----------
         Total liabilities                   8,561               -
                                        -----------          -----------

Net assets available for benefits
                                        97,345,055            15,962,448
                                       =============         =============




                                        Polaroid         Polaroid
                                         Common          ESOP Stock
                                       Stock Fund          Fund
                                       -----------      ------------
Assets:
  Investments                          13,468,618       343,548,760
  Temporary cash investments               -              2,122,137
                                       -----------      -----------

         Total investment              13,468,618       345,670,897
                                       -----------      -----------

Receivables:
    Accrued interest and dividends         -                -
    Due from investments sold              -                -
                                       -----------      -----------

         Total receivables                 -                 -
                                       -----------      -----------

         Total assets                   13,468,618       345,670,897
                                       -----------       -----------

Liabilities:
   Administrative fees payable              -                -
   Income distribution payable              -                -
                                       -----------       -----------

         Total liabilities                   -               -
                                       -----------       -----------

Net assets available for benefits      13,468,618       345,670,897
                                      =============    =============



                                         Participant
                                         Loan Fund          Total
                                       -------------     ------------
Assets:
  Investments                           11,811,844       955,999,600
  Temporary cash investments                -              2,122,137
                                        -----------      ------------
         Total investments              11,811,844       958,121,737
                                        -----------      ------------

Receivables:
    Accrued interest and dividends          -              1,303,502
    Due from investments sold               -                268,849
                                        -----------       -----------

         Total receivables                  -               1,572,351
                                        -----------       -----------
         Total assets                    11,811,844       959,694,088
                                        -----------       -----------

Liabilities:
   Administrative fees payable             -                  162,002
   Income distribution payable             -                  308,915
                                        -----------       -----------

         Total liabilities                    -               470,917
                                        -----------       -----------

Net assets available for benefits       11,811,844        959,223,171
                                       =============     =============

                        POLAROID RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


(9) Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1997


                                                           Fidelity
                                           Merganser      Retirement
                                          Money Market    Money Market
                                              Fund          Portfolio
                                           -----------    ------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions         $    972,520        682,719
    Employee voluntary contributions           120,338         36,936
    Rollover contributions                      22,331         12,172
                                           -----------     ----------
           Total contributions               1,115,189        731,827
  Investment income:
    Dividends                                    -          1,396,455
    Interest                                 3,393,873            -
    Net appreciation (depreciation) in
      fair market value of investments          (8,514)           -
                                            -----------    -----------
          Total investment income (loss)     3,385,359       1,396,455
                                            -----------    -----------

  Transfer from other plan (note 1)             -                 -
                                            -----------     ----------
          Total additions                    4,500,548       2,128,282
                                            -----------     ----------

Deductions from net assets attributed to:
   Benefit payments                          8,283,343       2,112,160
   Administrative fees                         135,147           1,844
                                           -----------      -----------
           Total deductions                  8,418,490       2,114,004
                                           -----------      -----------

Net increase (decrease) before interfund
    transfers                               (3,917,942)         14,278

    Loans issued                              (638,314)       (383,826)
    Loans repaid                               803,330         604,087
    Exchanges in                            43,555,925      23,365,409
    Exchanges out                         ( 44,903,129)    (23,404,119)
                                          -------------    -------------
           Net transfers                    (1,182,188)        181,551
                                          -------------    -------------

Net increase (decrease)                     (5,100,130)        195,829

Net assets available for benefits:
    Beginning of year                       56,669,847      26,224,737
                                          -------------    -------------

    End of year                          $  51,569,717      26,420,566
                                          =============    =============



                                                                Fidelity
                                            Merganser         Investment
                                           Conservative         Grade
                                            Bond Fund         Bond Fund
                                         ---------------    --------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions               733,586          249,973
    Employee voluntary contributions             85,648           13,489
    Rollover contributions                          -              4,199
                                            -----------      -----------
           Total contributions                  819,234          267,661

  Investment income:
     Dividends                                      -            574,654
     Interest                                 3,145,312             -
     Net appreciation (depreciation) in
       fair market value of investments        (149,574)         207,811
                                             -----------     -----------
           Total investment income (loss)     2,995,738          782,465
                                             -----------     -----------

  Transfer from other plan (note 1)               -                 -
                                             -----------     -----------
          Total additions                     3,814,972        1,050,126
                                             -----------     -----------

Deductions from net assets attributed to:
   Benefit payments                          5,388,465            943,651
   Administrative fees                          99,935                970
                                            -----------        ----------
            Total deductions                 5,488,400            944,621
                                            -----------         ----------

Net increase (decrease) before interfund
    transfers                               (1,673,428)           105,505

    Loans issued                              (373,495)           (56,000)
    Loans repaid                               390,511             70,617
    Exchanges in                             2,482,874          3,803,629
    Exchanges out                           (5,004,609)        (2,295,456)
                                            -----------        -----------
           Net transfers                    (2,504,719)         1,522,790
                                            ------------       -----------

Net increase (decrease)                     (4,178,147)         1,628,295

Net assets available for benefits:
    Beginning of year                       50,166,992          8,908,543
                                           -----------         -----------

    End of year                             45,988,845         10,536,838
                                          =============       =============


                                                              Fidelity
                                                              Growth &
                                          Mellon/Merganser      Income
                                          Balanced Fund       Portfolio
                                         ----------------    ------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions               709,878        1,836,469
    Employee voluntary contributions             39,914           34,899
    Rollover contributions                        4,030           54,344
                                             -----------     ----------
           Total contributions                  753,822        1,925,712

  Investment income:
    Dividends                                   404,090        2,574,542
    Interest                                  1,277,603           -
    Net appreciation (depreciation) in
      fair market value of investments        5,611,946       10,175,359
                                             -----------     -----------
          Total investment income (loss)      7,293,639       12,749,901
                                             -----------     -----------


  Transfer from other plan (note 1)               -               -
                                              -----------     ----------

          Total additions                     8,047,461       14,675,613
                                              -----------     ----------

Deductions from net assets attributed to:
    Benefit payments                          2,945,507        4,023,669
    Administrative fees                          63,567            3,041
                                             -----------     -----------
             Total deductions                 3,009,074        4,026,710
                                             -----------     -----------

Net increase (decrease) before interfund
    transfers                                 5,038,387       10,648,903

    Loans issued                               (384,132)        (426,314)
    Loans repaid                                258,257          444,616
    Exchanges in                              1,684,282       15,130,052
    Exchanges out                            (2,662,406)     (10,536,521)
                                             -----------     ------------
            Net transfers                    (1,103,999)       4,611,833
                                             -----------     ------------

Net increase (decrease)                       3,934,388       15,260,736

Net assets available for benefits:
    Beginning of year                        35,550,603       40,990,730
                                            ------------     ------------

    End of year                              39,484,991       56,251,466
                                           =============     =============




                                            Fidelity            Mellon
                                            Puritan(R)           Common
                                             Fund             Stock Fund
                                          -------------      --------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions             1,061,863         1,003,904
    Employee voluntary contributions             24,558            32,817
    Rollover contributions                       20,740            95,128

            Total contributions               1,107,161         1,131,849
                                            -----------       -----------
  Investment income:
     Dividends                                3,006,078           734,273
     Interest                                     -                33,648
     Net appreciation (depreciation) in
       fair market value of investments       3,874,302         9,635,187
                                            -----------       -----------
           Total investment income (loss)     6,880,380        10,403,108
                                             -----------      -----------

  Transfer from other plan (note 1)              -                -
                                             ----------       -----------

          Total additions                     7,987,541        11,534,957
                                            ------------       -----------

Deductions from net assets attributed to:
    Benefit payments                          1,967,039         2,714,424
    Administrative fees                          15,028            26,650
                                            -----------        -----------
            Total deductions                  1,982,067         2,741,074
                                            -----------        -----------

Net increase (decrease) before interfund
    transfers                                 6,005,474         8,793,883

    Loans issued                               (214,898)         (364,202)
    Loans repaid                                312,508           271,902
    Exchanges in                              6,420,364        20,105,036
    Exchanges out                            (6,270,721)      (16,027,179)
                                             -----------       -----------
            Net transfers                       247,253         3,985,557
                                            -----------        -----------

Net increase (decrease)                       6,252,727        12,779,440

Net assets available for benefits:
    Beginning of year                        31,292,301        30,706,997
                                             -----------      -----------

    End of year                              37,545,028        43,486,437
                                            ============      ============




                                              Fidelity
                                             Blue Chip
                                               Growth
                                                Fund
                                             -----------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions             2,102,824
    Employee voluntary contributions             36,323
    Rollover contributions                      138,769
                                            -----------
           Total contributions                2,277,916

  Investment income:
     Dividends                                2,778,752
     Interest                                     -
     Net appreciation (depreciation) in
       fair market value of investments       9,147,377
                                             -----------
           Total investment income (loss)    11,926,129
                                             -----------

  Transfer from other plan (note 1)                -
                                             -----------

          Total additions                    14,204,045
                                            ------------

Deductions from net assets attributed to:
   Benefit payments                           3,250,493
   Administrative fees                            2,403
                                           -------------
            Total deductions                  3,252,896
                                           -------------

Net increase (decrease) before interfund
    transfers                                10,951,149

    Loans issued                               (553,554)
    Loans repaid                                612,802
    Exchanges in                              8,539,195
    Exchanges out                            (8,378,209)
                                            -------------
            Net transfers                       220,234
                                            ------------

Net increase (decrease)                      11,171,383

Net assets available for benefits:
    Beginning of year                        45,293,675
                                           -------------

    End of year                              56,465,058
                                           =============




                                                                 (continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements



(9) Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1997, (continued)


                                             Fidelity           Fidelity
                                            Contrafund         Magellan(R)
                                              Fund                Fund
                                          -------------      -------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions          $  2,194,584         1,360,073
    Employee voluntary contributions             30,470            25,339
    Rollover contributions                      126,366            81,159
                                            -----------         ---------
           Total contributions                2,351,420         1,466,571

  Investment income:
     Dividends                                5,422,708         2,152,665
     Interest                                      -                -
     Net appreciation (depreciation) in
       fair market value of investments       5,146,077         4,765,405
                                             ----------         ---------
           Total investment income (loss)    10,568,785         6,918,070
                                             ----------         ---------
 Transfer from other plans (note 1)                -                -
                                             ----------         ---------
       Total additions                       12,920,205         8,384,641
                                             ----------        ----------
Deductions from net assets attributed to:
   Benefit payments                           3,153,597         1,862,074
   Administrative fees                            7,460            10,908
                                             ----------         ---------
          Total deductions                    3,161,057         1,872,982
                                             ----------        ----------
Net increase (decrease) before interfund
    transfers                                 9,759,148         6,511,659

    Loans issued                               (504,961)         (299,367)
    Loans repaid                                504,498           408,994
    Exchanges in                             20,028,685         7,928,335
    Exchanges out                           (20,317,825)       (8,641,455)
                                            ------------       -----------
          Net transfers                        (289,603)         (603,493)
                                            ------------       -----------

Net increase (decrease)                       9,469,545         5,908,166

Net assets available for benefits:
    Beginning of year                        47,035,438        27,855,305
                                            -----------       -----------
    End of year                          $   56,504,983        33,763,471
                                           =============     =============




                                             Fidelity
                                           International         Fidelity
                                             Growth &            Overseas
                                            Income Fund            Fund
                                         -----------------   --------------
Additions to net assets attributed to:
  Contributions:
     Employee 401(k) contributions              312,803           568,959
     Employee voluntary contributions            12,899             9,494
     Rollover contributions                      32,577            52,696
                                            -----------       -----------
            Total contributions                 358,279           631,149

 Investment income:
    Dividends                                   379,564           524,699
    Interest                                      -                -
    Net appreciation (depreciation) in
      fair market value of investments           42,983           537,540
                                            -----------       -----------
           Total investment income (loss)       422,547         1,062,239
                                            -----------       -----------

 Transfer from other plan (note 1)                -                -
                                            -----------       -----------
         Total additions                        780,826         1,693,388
                                            -----------       -----------
Deductions from net assets attributed to:
   Benefit payments                             208,292          721,363
   Administrative fees                              237              682
                                            -----------       -----------
         Total deductions                       208,529          722,045
                                            -----------       -----------
Net increase (decrease) before interfund
    transfers                                   572,297          971,343

    Loans issued                                (49,815)        (101,879)
    Loans repaid                                 61,566          155,418
    Exchanges in                              1,583,328       12,324,736
    Exchanges out                            (1,768,968)     (11,665,467)
                                            ------------      ------------
    Net transfers                              (173,889)         712,808
                                            ------------      ------------

Net increase (decrease)                         398,408        1,684,151

 Net assets available for benefits:
    Beginning of year                         5,942,183        8,922,167
                                           ------------      ------------
    End of year                               6,340,591       10,606,318
                                          =============     =============


                                               Mellon          Fidelity
                                           Asset Managed        Asset
                                              Fund             ManagerTM
                                           -------------     ------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions             1,995,877           486,976
    Employee voluntary contributions             57,854            11,417
    Rollover contributions                       11,770             1,010
                                          -------------      ------------
           Total contributions                2,065,501           499,403

 Investment income:
   Dividends                                  3,593,425         1,407,038
   Interest                                      36,440              -
   Net appreciation (depreciation) in
     fair market value of investments        18,671,010         1,608,389
                                         --------------      ------------
         Total investment income (loss)      22,300,875         3,015,427
                                         --------------      ------------

 Transfer from other plan (note 1)                -                -
                                         --------------      ------------
         Total additions                     24,366,376         3,514,830
                                         --------------      ------------
Deductions from net assets attributed to:
   Benefit payments                           8,160,130         1,054,923
   Administrative fees                          512,539               539
                                         --------------      ------------
         Total deductions                     8,672,669         1,055,462
                                         --------------      ------------

Net increase (decrease) before interfund
    transfers                                15,693,707         2,459,368

    Loans issued                               (660,031)         (151,523)
    Loans repaid                                652,467           167,929
    Exchanges in                              7,938,929         1,418,743
    Exchanges out                           (11,685,865)        2,353,693
                                         ---------------      -----------
           Net transfers                     (3,754,500)         (918,544)
                                         ---------------      -----------
Net increase (decrease)                      11,939,207         1,540,824

Net assets available for benefits:
    Beginning of year                        85,405,848        14,421,624
                                         ---------------      ------------
    End of year                              97,345,055        15,962,448
                                         ===============      ============



                                                  Polaroid      Polaroid
                                                  Stock         Common
                                                  Fund         Stock Fund
                                              ------------     -----------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions                 3,176             1,798
    Employee voluntary contributions                 99                16
    Rollover contributions                           -                 -
                                              ---------       -----------
           Total contributions                    3,275             1,814

 Investment income:
   Dividends                                    168,469                 -
   Interest                                       2,428                84
   Net appreciation (depreciation) in
      fair market value of investments         (146,638)        1,711,833
                                             ----------      ------------
          Total investment income (loss)         24,259         1,711,917
                                             ----------      ------------
 Transfer from other plan (note 1)                 -               -
                                            -----------        -----------
         Total additions                         27,534         1,713,731
                                            -----------        -----------

Deductions from net assets attributed to:
   Benefit payments                             849,794            20,928
   Administrative fees                                6               246
                                            -----------         ---------
         Total deductions                       849,800            21,174
                                            -----------         ---------
Net increase (decrease) before interfund
    transfers                                  (822,266)        1,692,557

    Loans issued                                   (867)          (1,422)
    Loans repaid                                  1,849              162
    Exchanges in                                118,863       11,797,379
    Exchanges out                           (12,290,084)         (20,058)
                                           -------------      -----------
           Net transfers                    (12,170,239)      11,776,061
                                           -------------      -----------

Net increase (decrease)                     (12,992,505)       13,468,618
                                           -------------      -----------
Net assets available for benefits:
    Beginning of year                        12,992,505             -
                                           ------------       -----------
    End of year                                  -             13,468,618
                                           ============      =============


                                             Polaroid
                                            ESOP Stock         Participant
                                              Fund               Loan Fund
                                           --------------    --------------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions                -                  -
    Employee voluntary contributions             -                  -
    Rollover contributions                       -                  -
                                            -----------       -----------
           Total contributions                   -                  -

 Investment income:
   Dividends                                       -                  -
   Interest                                       6,229         1,011,342
   Net appreciation (depreciation) in
      fair market value of investments       43,645,684              -
                                            -----------      ------------
          Total investment income (loss)     43,651,913         1,011,342
                                            -----------      ------------

 Transfer from other plans (note 1)         302,029,729             -
                                            -----------      ------------
          Total additions                   345,681,642         1,011,342
                                           ------------      ------------
Deductions from net assets attributed to:
   Benefit payments                               -               181,065
   Administrative fees                           10,745              -
                                            -----------       -----------
          Total deductions                       10,745           181,065
                                            -----------       -----------
Net increase (decrease) before interfund
    transfers                               345,670,897           830,277

    Loans issued                                 -              5,164,600
    Loans repaid                                 -             (5,721,513)
    Exchanges in                                 -                  -
    Exchanges out                                -                  -
                                            ------------      ------------
          Net transfers                          -               (556,913)
                                            ------------      ------------

Net increase (decrease)                     345,670,897           273,364

Net assets available for benefits:
    Beginning of year                            -             11,538,480
                                           -------------      ------------
    End of year                             345,670,897        11,811,844
                                         ================     =============



                                              Total
                                            ----------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions            16,277,982
    Employee voluntary contributions            572,510
    Rollover contributions                      657,291
                                            -----------
           Total contributions               17,507,783

 Investment income:
   Dividends                                 25,117,412
   Interest                                   8,906,959
   Net appreciation (depreciation) in
      fair market value of investments      114,476,177
                                           -------------
          Total investment income (loss)    148,500,548
                                           -------------

 Transfer from other plan (note 1)          302,029,729
                                           -------------
          Total additions                   468,038,060
                                           -------------
Deductions from net assets attributed to:
   Benefit payments                          47,840,917
   Administrative fees                          891,947
                                           -------------
          Total deductions                   48,732,864
                                           -------------

Net increase (decrease) before interfund
    transfers                               419,305,196

    Loans issued                                -
    Loans repaid                                -
    Exchanges in                            176,473,885
    Exchanges out                          (176,473,885)
                                          --------------
           Net transfers                        -
                                          --------------
Net increase (decrease)                     419,305,196

Net assets available for benefits:
    Beginning of year                       539,917,975
                                          --------------
    End of year                             959,223,171
                                          ==============

                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


     Issuer               Rate  Maturity   Par/Shares    Cost    Fair Value
-----------------         -----  --------   ----------    ----    ----------


U.S. GOVERNMENT
AND AGENCY OBLIGATIONS:

  FHLMC  Group #16-1056  9.250%   9/1/08     5,759      $ 5,611   $ 6,095
  FHLMC  Group #18-3143  7.000%   3/1/09   919,255      924,426   934,349
  FHLMC  Group #54-4327  7.000%   5/1/06    81,785       84,239    82,413
  FHLMC  Group #85-0082  9.000%  10/1/05   791,511    1,103,235 1,066,928
  FHLMC  Group #87-0069  8.000%   4/1/08   484,388      509,819   500,404
  FNMA  Pool #0028928    5.250%  12/1/98     9,295        9,342     9,157
  FNMA  Pool #0049622    6.000%   7/1/14   262,421      267,670   259,327
  FNMA  Pool #0062431    7.500%   3/1/09   427,012      435,018   439,839
  FNMA  Pool #0107048    7.500%   8/1/04   722,808      747,678   738,468
  FNMA  Pool #0173835    6.500%   9/1/92    83,709       85,855    83,386
  Federal Farm Cr Bks
     Cons Mtn            6.140%   5/6/98   500,000      500,072   500,072
  GNMA  Pool #0024840    8.250%  5/15/08    48,220       45,417    50,175
  Guaranteed Expt Trust
     93-C CI A           5.200% 10/15/04  622,222       622,222   608,834
  Guaranteed Expt Trust
     94-F                8.190% 12/15/04 1,884,449    1,946,577 2,003,828
  Resolution Trust Corp
     92-15 CLAI          6.730%  7/25/27   261,908      261,703   263,207
                                                       --------  --------
  Total U.S. Government
           and Agency Obligations                     7,548,884 7,546,482
                                                    ----------- ---------

SHORT-TERM CORPORATE DEBT :
  American Gen Cp Mtn #
    00166                  6.290% 3/22/98     500,000    501,369    501,369
  Associates Corporation
    North America Notes    8.375% 1/15/98     600,000    600,579    600,579
  Associates Corporation
    North America Notes    5.750% 11/15/98    275,000    274,055    274,055
  Bellsouth Telcom Dic      -       1/7/98  3,500,000  3,495,848  3,495,848
  BBL North America Disc    -      1/14/98    973,000    970,927    970,927
  Capita Equip Rec Trust
    96-1 A-2               5.950%  7/15/98  1,874,941  1,874,521   1,874,521
  Ciesco L P Disc                  1/12/98  1,159,000  1,156,837   1,156,837
  COOP Assn Tract A Disc           1/23/98    650,000    647,637     647,637
  COOP Assn Tract A Disc           2/10/98  1,000,000    993,500     993,500
  COOP Assn Tract A Disc            2/6/98  1,000,000    994,000     994,000
  Deutsche Bk B/A Disc             1/20/98    913,935    911,113     911,113
  Discover Cr Corp Ser
    Ii Mtn                 9.000%   4/1/98    900,000    933,939     906,894
  Eurofima Notes           4.875%   1/20/98 1,100,000  1,099,136   1,099,136
  Europeau Coal & Steel    5.330%   1/14/98 1,500,000  1,389,750   1,499,475
  Ford Motor Cr Co Mtn     8.900%   2/12/98 2,000,000  2,006,032   2,006,032
  Ford Mtr Cr Co Deb
    Notes                  6.250%   2/26/98   500,000    500,205     500,205
  General Electric
    Capital Disc                    1/16/98 1,100,000  1,097,799 1,097,799
  General Electric
     Capital Disc                   1/16/98 1,100,000  1,097,273  1,097,273
  Goldman Sachs LPL Disc            1/30/98 2,500,000  2,488,219  2,488,219
  Guaranteed Expt Trust
     Ser 93-B              4.430%   6/15/98    80,000     80,000     80,179
  Imi Fdg Corp Usa Disc              2/5/98 2,500,000  2,485,416  2,485,416
  Ing Amer Ins Hldg Disc            1/13/98 1,270,000  1,267,439  1,267,439
  Intl Nederlanden Disc              2/5/98   300,000    298,206    298,206
  KFW Intl Fin Inc Gtd
     Notes                9.375%    7/15/98   859,000    873,831    873,831


                                                              (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


     Issuer               Rate   Maturity   Par/Shares    Cost     Fair Value
 -------------           -----   --------   -----------   -----   -----------

 Merrill Lynch Co Disc             1/8/98     988,000   $ 986,818  $ 986,818
 Merrill Lynch Co Disc             1/9/98   2,500,000   2,496,219  2,496,219
 Mid-St Trust Ii
   Mtg Backd Notes C-A3   9.350%   4/1/98     560,000     577,651    564,582
 Morgan City Trust B/A Disc       2/26/98     875,000     867,174    867,174
 Morgan JP & Co Inc Sub
    Notes                          4/1/98     565,000     556,791    556,791
 Old Kent Bk Trust Co Mtn
   00008                  6.875%  4/15/98     500,000     501,276    501,276
 Quebec Prov Cda
    Mtn Trust 00018       8.780%  3/30/98     580,000     583,826    583,826
 Texas Dept Comm Disc             1/16/98   2,400,000   2,393,850  2,393,850
 USLife Corp Notes        6.750%  1/15/98     500,000     500,129    500,129
    Total Short-Term                                   ----------  ---------
         Corporate Debt                                37,501,365  37,571,155
                                                       ----------  ---------


LONG-TERM CORPORATE DEBT:
 American Express Ser
   94-1 Cl A            7.150%   8/15/99   2,500,000   2,519,299   2,519,299
 Associates Corp Mtn
   Sr 00119              8.180%   2/15/05   1,000,000   1,051,250   1,103,750
 Associates Corp
   NA Sr 00242           5.990%  12/15/00   2,000,000   2,006,198   1,992,500
 Bank One Cr Card
   Mtr 94-C A            7.800%  12/15/00   3,000,000   3,040,928   3,040,928
 Bear Stearns Co
   Inc Sr Notes          6.500%    7/5/00   2,500,000   2,495,450   2,525,001
 Carco Auto Ln
   Master Trust Ab Ctf            1/18/00   3,000,000   3,000,469   3,000,469
 Case Equip Ln Tr
  94-C Cl A-2            8.100%   6/15/01     377,180     375,589     380,305
 Chase Credit Card
   Master Trust 96-3cla  7.090%   2/15/09   1,000,000     999,844   1,058,983
 Chevy Chase Auto
    Rec 96-1 Cl A        6.600%  12/15/02   1,087,914   1,088,594   1,094,098
 Chevy Chase Auto
    Rec Trust 95-I       6.000% 12/15/01      665,645     665,436     665,175
 Cit Group Hldgs Mtn Sr
    00028                6.125% 11/15/99    2,000,000   1,998,240   2,002,500
 Daiwa Mortgage
    Acceptance Corp
     92-1 Cl A           7.875% 10/25/19       45,631      46,090      45,810
 Deutsche Bank Finl
    Bk Gtd               7.500%  4/25/09    1,000,000     995,940   1,075,000
 Discover Card Trust
    92-B Cl A           6.800%   6/16/00    1,300,000   1,300,905   1,300,905
 Discover Card Trust
   Credit Card Cl A     6.250%   8/16/00    1,458,333   1,361,188   1,361,188
 Fifth Third Bk Auto
   Trust 96a Cla        6.200%    9/1/01    1,024,470   1,025,590   1,025,736
 First Dep Master
   Trust Abc 93-1       5.750%   6/15/01    2,100,000   2,097,737   2,097,737
 First Security Trust
   95-A Cl A            6.250%   1/15/01      485,545     485,317     486,020
 First Usa Credit Card
   Trust 93-1 Cl A               2/15/00      937,500     937,645     937,645
 Ford Mtr Credit
   Co Notes             6.550%   9/10/02    2,000,000    1,996,140  2,027,500
 Ford Mtr Credit
   Mtn Trust 00613      6.620%   2/27/06     1,000,00      949,850  1,011,250
 GE Home Equity Ln
   A/B Ctf 91-1         7.200%   9/15/11      323,827      333,542    325,784
 General Elec Cap
   Corp Mtn             7.750%   6/9/09     1,000,000     1,053,051 1,139,730
 General Motors
   Accept Corp Notes    5.630%   2/25/00    2,000,000     1,964,141 1,978,261
 Home Equity Ln
   Trust Abs 92-2 Cla   6.650%  11/20/12      168,354       171,827   169,526
 Household Fin Corp
   Mtn Sr 00445         7.150%   6/15/00    1,000,000     1,019,381 1,023,750
 Inter Amern Dev Bk    12.250%  12/15/08    1,000,000     1,389,251 1,471,250
 Lehman Bros Hldgs
   Mtn 00256            6.375%  10/23/00    2,325,000     2,324,047 2,329,627
 Merrill Lynch Mtg
   Invs 90f-A           9.650%   9/15/10      273,890       291,935   286,821
 Merrill Lynch Mtg
   Invs Inc 89e         9.400%   9/15/09    1,852,389     1,945,629 1,941,050
 Mobil Oil Corp Esop
   Trust Deb            9.170%   2/29/00      390,000       416,427   395,944
 Nationsbank Corp
   Sub Notes            7.750%   8/15/15      500,000       527,813   550,625
 Navistar Finl 95-A
   Cl A-2               6.550%  11/20/01      720,879       720,541   724,935


                                                                 (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


       Issuer              Rate  Maturity  Par/Shares    Cost      Fair Value
  ---------------          ----  --------- ----------  -------     ---------

  Pemex Expt Grantor
    Trust Ser 95-A        7.660%  8/15/01  1,791,510  $ 1,785,741 $ 1,845,614
  People Bank Credit Card
    Ser 94-2 A                    3/15/01    714,286      714,425     714,425
  Quebec Province Cda Mtn
     Trust 00007          8.690%  2/22/01  2,900,000    3,205,835   3,099,375
  Salomon Inc Mtn Sr
     00070                6.625% 11/30/00  2,500,000    2,499,500   2,528,125
  Salomon Inc Notes       7.300%  5/15/02  1,000,000    1,021,501   1,035,000
  Standard Credit Card
    Master Trust 1-3      8.750%   9/7/99    695,000      704,469     704,469
  Standard Credit Card
    Ser 6 Cl-A            6.750%   6/7/00  2,090,000    2,100,151  2,100,151
  Swiss Bank Corp-Ny Sub
    Notes                 7.250%   9/1/06   1,000,000     996,480  1,058,751
  TextronFinl 97-A Notes
    Cl A                  6.050%   3/16/09    893,078     891,895    893,093
  Travelers Mtg Sec
    Ser 84-1 2-2         12.000%    3/1/14    478,199     542,008    549,825
  Yamaha Mtr Trust
    D 1995-1 ClA          6.200%    5/15/03 3,000,000   2,992,500  3,024,939
                                                        ---------  ---------
     Total Long-Term
         Corporate Debt                                 60,049,789 60,642,869
                                                       ----------- ----------


OTHER INVESTMENTS:
  British Columbia Privince                 1,000,000      996,471    996,471
  Israel State Notes                          800,000      771,440    797,000
  Midland Bank Plc Shelf 1                  1,000,000      997,620  1,075,000
  Quebec Province Cda Mtns
    Trust 0009                              2,500,000    2,512,478  2,512,478
                                                         --------- ---------
      Total Other
         Investments                                     5,278,009  5,380,949
                                                         ---------- ---------

POLAROID CORPORATION COMMON STOCK:
  Polaroid Corporation*                   7,332,834    308,986,466 357,017,378
                                                        ----------- ---------
POOLED FUNDS:
  Mellon Daily Opening Asset
      Allocation Fund*                      550,215    57,915,760  96,440,549
  Mellon Daily Opening Stock
      Index Fund                            269,688    34,763,785  64,139,615

  Mellon Temporary
     Investment Fund*                           725           720         720
  The Inc Pooled Employee
     Funds*                               5,051,272     5,051,272   5,051,272
                                                       -----------  ----------
       Total Pooled Funds                              97,731,537  165,632,156
                                                       ----------  -----------

MUTUAL FUNDS:
  Fidelity Asset Manager TM*                869,888    13,161,220   15,962,448
  Fidelity Contrafund*                    1,211,773    44,621,997   56,504,983
  Fidelity Investment Grade
    Bond Fund*                            1,447,368    10,294,462   10,536,838
  Fidelity International
    Growth & Income Fund*                   321,857     5,840,579    6,340,591
  Fidelity Magellan(R) Fund*                354,398    27,784,089   33,763,471
  Fidelity Retirement Money
    Market Portfolio*                    26,420,566    26,420,566   26,420,566
  Fidelity Overseas Fund*                   325,947     9,871,219   10,606,318
  Fidelity Puritan(R) Fund*               1,937,308    31,296,756   37,545,028
  Fidelty Blue Chip Growth
    Fund*                                 1,430,944    40,996,483   56,465,058
  Fidelity Growth & Income
    Portfolio*                            1,476,416    40,339,205   56,251,466
                                                       ----------- -----------
        Total Mutual Funds                            250,626,576  310,396,767
                                                      -----------   ---------
LOANS TO PARTICIPANTS:
  2,163 Outstanding Loans
  (Interest Rate 9.25%-9.5%)*             11,811,844    11,811,844  11,811,844
                                                       ---------- -----------

       Total Assets Held
         for Investment Purposes                   $779,534,470   $955,999,600
                                                   ============   ============

  See accompanying accountants' report.

  *Party-in-interest

                        POLAROID RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1997



(a) Identity of                                           (c) Purchase        (d) Selling        (e) Cost of
    Party Involved          (b) Description of Asset          Price               Price             Asset
------------------          ------------------------      ------------        -----------        -----------
Mellon Trust*                Daily Liquidity Fund         $352,128,113             -             352,128,113
Mellon Trust*                Daily Liquidity Fund               -             350,284,877        350,284,877
Mellon Trust*                Polaroid ESOP Stock Fund      299,793,427             -             299,793,427

Fidelity Investments*        Fidelity Contrafund            28,307,721             -              28,307,721
                                                                -              23,983,843         21,909,659

Fidelity Investments*        Fidelity Growth and Income
                               Portfolio                    20,075,172             -              20,075,172
                                                                -              14,989,545         12,846,172

Fidelity Investments*        Fidelity Retirement Money      26,097,778             -              26,097,778
                               Market Portfolio                 -              25,901,950         25,901,950




(f) Current Value
    of Asset on            (g) Net Gain
    Transaction Date           or (Loss)
 -------------------       -------------
    352,128,113                 -
    350,284,877                 -
    299,793,427                 -

     28,307,721                 -
     23,983,843             2,074,184


     20,075,172                 -
     14,989,545             2,143,373

     26,097,778                 -
     25,901,950                 -



*Denotes party-in-interest


See accompanying accountants' report.